UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-18221

Dollar Financial Group, Inc.

(Exact name of registrant as specified in its charter)

1436 Lancaster Avenue, Suite 310

Berwyn, Pennsylvania 19312

(610) 296-3400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9.75% Senior Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 ☒

                Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Dollar Financial Group, Inc., has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 15, 2006	DOLLAR FINANCIAL GROUP, INC.

By:/s/ Randy Underwood________________

Randy Underwood

Executive Vice President and Chief Financial Officer